FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


              REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
               15d-16 under the securities exchange act of 1934

                          For the month of March 2004

                         KERZNER INTERNATIONAL LIMITED
                (Translation of Registrant's Name into English)

                  Coral Towers, Paradise Island, The Bahamas
                    (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F        X                         Form 40-F
                       ----------                                 --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                        No      X
              ----------                                  --------

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.


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                          Exhibit Index is on Page 4

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Kerzner International Limited ("Kerzner"), through a wholly owned subsidiary, owns a 25% membership interest in BLB Investors, L.L.C. ("BLB"), a Delware limited liability company, which announced on March 19, 2004 that it has entered into arrangements with Active Value Fund Managers Limited ("Active Value") to acquire up to 22.3% of the equity capital of Wembley plc ("Wembley"). Neither this submission nor the press release that BLB issued on March 19, 2004 in London, attached as Exhibit 99(1) hereto, are intended to constitute an offer or a solicitation of an offer.

                          FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner's public filings with the Securities and Exchange Commission.




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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  March 19, 2004                    KERZNER INTERNATIONAL LIMITED


                                         By:  /s/ John R. Allison
                                             -----------------------------------
                                             Name:  John R. Allison
                                             Title: Executive Vice President &
                                                    Chief Financial Officer




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                                 EXHIBIT LIST



 EXHIBIT             DESCRIPTION
 -------             -----------

  99(1)              Press Release on March 19, 2004
                     BLB Investors, L.L.C. Arrangements in relation to 22.3% of Wembley plc ("Wembley")






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